Exhibit 99.1

TD Bank Group Announces Intention to Repurchase for
Cancellation up to 12 Million of its Common Shares

Toronto, May 23, 2013 – TD Bank Group (TD) (TSX: TD) announced today that, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), it intends to launch a normal course issuer bid through the facilities of the TSX as well as through other designated exchanges and published markets in Canada to repurchase up to 12 million of its common shares, representing approximately 1.3% of the common shares currently issued and outstanding. On May 21, 2013, there were 923,873,168 common shares issued and outstanding.  TD will file a notice of intention with the TSX in this regard.

TD may commence purchases after the TSX has accepted the notice of intention.  TD anticipates being in a position to repurchase shares under the bid by mid to late June 2013, continuing for up to one year.

The number of shares and timing of the repurchases under this bid will be determined by TD.  TD intends to establish an automatic share purchase plan under which its broker, TD Securities, would repurchase TD shares pursuant to the normal course issuer bid within a defined set of criteria which TD would not vary or suspend. All of these repurchases will be made through the facilities of the TSX as well as through other designated exchanges and published markets in Canada in accordance with applicable regulatory requirements.  The price paid for any repurchased shares will be the market price of such shares at the time of acquisition.  All repurchased shares will be cancelled.

As at April 30, 2013, the Bank’s Common Equity Tier 1, Tier 1 and Total Capital ratios were 8.76%, 10.79% and 13.99% respectively.  TD made the decision to launch the bid in light of its demonstrated ability to generate capital and has now allocated roughly $1 billion in capital for share repurchases under the bid.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Ali Duncan Martin, Manager, Media Relations, 416-983-4412